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MAR 07 2021

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21001541

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52447

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LIATI CAPITAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 WALL STREET, 20th FLOOR
(No. and Street)

NEW YORK	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL GEFFRARD 917-825-5647
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JOEL E. SAMMET & CO., LLP
(Name – *if individual, state last, first, middle name*)

15 MAIDEN LANE, SUITE 500	NEW YORK	NY	10038
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, MICHAEL GEFFRARD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LIATI CAPITAL, LLC, as of DECEMBER 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

DEANNA MARIE MAURY
Notary Public, State of New York
Registration No 01MA6406393
Qualified in Dutchess County
Commission Expires March 30, 2024

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LIATI CAPITAL, LLC

SEC. ID #. 8-52447

Financial Statements & Supplementary Information

For the Year Ended

December 31, 2020

With

Report of Independent Registered Public Accounting Firm

(Filed pursuant to Rule 17a-5(d)
under the Securities and Exchange Act
of 1934 as a Public Document)

LIATI Capital, LLC
Index to Financial Statements
As of December 31, 2020

SAMMET
Certified Public Accountants

Steven A. Sokol, CPA
Robert N. Kirschenblatt, CPA
Jennifer A. Terzian, CPA

Joel E. Sammet, CPA (1925-1968)
David R. Safer, CPA (1946-2007)
Bernard Turner, CPA (1958-2008)
Franklin M. Jacobson, CPA (1966-2011)
Jerome S. Grubin, CPA (1953-2018)

Report of Independent Registered Public Accounting Firm

To the managing member and the board of directors of
LIATI Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of LIATI Capital, LLC as of December 31, 2020, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The company is not required to have, nor were we engaged to perform, an audit on its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Other Information

The computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission shown on Schedule I and the computation of basic net capital requirement pursuant to Rule 15c3-1 of the Securities and Exchange Commission and computation of aggregate indebtedness shown on Schedule II (collectively, the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of LIATI Capital, LLC's financial statements. The supplemental information is the responsibility of LIATI Capital, LLC management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the information included in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2016.

Joel E. Sammet & Co LLP

New York, NY
February 25, 2021

LIATI Capital, LLC
Statement of Financial Condition
As of December 31, 2020

ASSETS

Cash at bank	$ 114,617
Due from members	31,137
TOTAL ASSETS	$ 145,754

LIABILITIES & MEMBERS' EQUITY

LIABILITIES:	
Accrued expenses	$ 42,042
TOTAL LIABILITIES	42,042
MEMBERS' EQUITY:	
Members' Equity	103,712
TOTAL LIABILITIES & MEMBERS' EQUITY	$ 145,754

The accompanying notes are an integral part of these financial statements.

LIATI Capital, LLC
Statement of Operations
For the Year Ended December 31, 2020

Revenues:		
Revenues from contracts for advisory services		$ 299,037
Total Revenues		299,037
Expenses:		
Occupancy costs	1,277	
Professional fees	74,197	
Consulting services	201,800	
Regulatory fees	4,182	
Travel and Entertainment	6,111	
Communications	5,129	
Miscellaneous operating expenses	15,061	
Total expenses		307,757
Net Income (loss)		$ (8,720)

The accompanying notes are an integral part of these financial statements.

LIATI Capital, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2020

	Managing Member	Members	Total
Members' Equity – January 1, 2020	$ -	$ 90,696	$ 90,696
Contributions during the year	-	21,736	21,736
Withdrawals during the year	-	-	-
Net Income	-	(8,720)	(8,720)
Members' Equity – December 31, 2020	$ -	$ 103,712	$ 103,712

The accompanying notes are an integral part of these financial statements.

LIATI Capital, LLC
Statement of Cash Flows
For the Year Ended December 31, 2020

<u>Cash Flows From (Used In) Operating Activities</u>:	
Net income (loss)	$ (8,720)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	
Amortization of website	2,873
Expenses charged by member contributed to equity	3,736
Change in operating assets and liabilities:	
Accounts receivable	113,172
Due from member	(15,560)
Accrued expenses	(40,890)
Net Cash From Operating Activities	54,611
<u>Cash Flows From (Used in) Financing Activities</u>:	
Contributions by member	18,000
Net Cash From Financing Activities	18,000
Net increase in Cash	72,611
Cash - beginning of year	42,006
Cash - end of year	$ 114,617
Supplemental disclosures of cash flow information:	
Income taxes paid	$ 0
Interest	$ 1,010

The accompanying notes are an integral part of these financial statements.

LIATI Capital, LLC

Notes to the Financial Statements

December 31, 2020

1. THE COMPANY AND ITS OPERATIONS

LIATI Capital, LLC ("The Company") is a limited liability company formed in New York in February, 1998. The Company provides and derives its revenues from financial advisory and consulting services primarily related to the private placement of equity and debt for established companies and partnerships, real estate and energy projects, including renewable energy projects, and select startup companies. Registration as a broker-dealer under the Securities Exchange Act of 1934 was effective January 2001. The Company is a member of FINRA. The Company does not perform any clearing function for itself or others, and does not hold customer accounts, margin accounts, funds, or securities and accordingly is exempt from the provisions of the SEC Customer Protection Rule per paragraph 3(K)(2)(i) of SEC Rule 15c3-3 and is not responsible for compliance with Section 4(C) of Regulations T of the Federal Reserve System. Additionally, the Company is not required to conduct quarterly security counts because it is exempt from the provisions of Regulation 17a-13(a).

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

Website and Amortization

The Company's website is stated at cost, net of accumulated amortization. Amortization is provided over the estimated useful life of the website by using the straight-line method. Maintenance costs are expensed as incurred. Fully amortized website costs are removed from the respective accounts in the books and records.

Revenue Recognition

Revenue is recognized in accordance with Accounting Standards Update (ASU) No. 2014-09, "Revenue from Contracts with Customers (Topic 606)," issued by the Financial Accounting Standards Board (FASB). Topic 606 creates a single framework for recognizing revenue from contracts with customers that fall within its scope. The Company's revenues currently consist of advisory services rendered to clients. The Company recognizes revenue on an

Note 2 Significant Accounting Policies (continued)

accrual basis in conjunction with meeting its performance obligations, which is on a monthly basis or other time frame.

Trade Receivables and Allowance for Doubtful Accounts

Trade accounts receivable are stated net of an allowance for doubtful accounts. The Company maintains an allowance for doubtful accounts based upon its analysis of each trade receivable taking into consideration the age of any past due accounts and an assessment of the customer's ability to pay. On December 31, 2020, there were no trade accounts receivable.

Income Taxes

The Company is organized as an LLC under the Internal Revenue Code. Accordingly, other than certain minimum and miscellaneous taxes, no provision for federal and state taxes is included in the financial statements as the members are required to include their proportionate share of the Company's taxable income or loss in their individual tax returns. The Company, however, is liable for local income taxes.

Although the Company is not subject to federal or state income taxes, the effects of an uncertain tax position, if any, may have an impact on the tax returns of the members. Therefore, the effects of any such uncertainty must be recognized based on the outcome that is more likely than not to occur. Under this criterion the most likely resolution of an uncertain tax position should be analyzed based on technical merits and on the outcome that will likely be sustained under examination. As of December 31, 2020, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

The Company's income tax returns for the years 2017 through 2020 are subject to examination by federal, state and local income tax authorities.

3. RELATED PARTY TRANSACTIONS

The Company shares office space and operates under an expense sharing agreement with LIATI Group, LLC, ("LG") a New York Limited Liability Company which is a member of the Company. The expense sharing agreement provides for LG to pay all the operating expenses of the Company, except for certain directly related expenses. As outlined in the expense sharing agreement, such payments are considered as capital contributions by LG and the Company. For the year ended December 31, 2020, expenses totaling $3,736 were allocated by LG to the Company through the expense sharing agreement.

Additionally, on December 31, 2020, the Company was due $3,383 from its managing member for advances, and $27,754 from LG. This was the result of an assignment of trade receivables, related payables, and advances to LG on November 30, 2020, in the net amount of $147,754 pursuant to a change of service agreement described below. $120,000 of this

3. RELATED PARTY TRANSACTIONS (continued)

amount was remitted in 2020, and the remaining $27,754 was paid by LG to the Company in February 2021.

On November 30, 2020, The Standing Rock Sioux Tribe agreed with the Company and LG to assign the contract for advisory services provided after that date from to LG. All amounts owing to the Company at that date would be paid to LG.

During 2020, the Company incurred $195,000 in consulting fees for registered representative services to Liati Group, Inc an entity wholly owned by Mr. Michael Geffrard, the managing member of the Company.

On December 31, 2020, included within accrued expenses was $5,541 of credit card liability the Company owes to its parent entity, Liati Group, LLC for expenses of the registered representative, Mr. Michael Geffrard.

4. LIQUIDITY, CAPITAL RESOURCES & GOING CONCERN EVALUATION

In the year ended December 31, 2020, the Company had revenue of $299,037, and a net loss of $8,720. It has experienced losses for multiple years leading up to the fiscal year ending December 31, 2018. 2019 had net income of $60,994. On November 30, 2020, the Company assigned the only contract it had to its parent entity LG as described above and therefore there is a possibility that the Company may have no revenues in the near future. This raises substantial doubt that the Company would have enough capital to meet its financial obligations and regulatory requirements for more than one year from the issuance of these financial statements.

Management has performed an evaluation of the above going concern condition and concluded that substantial doubt would be alleviated because of the following:

a) The Company has obtained a commitment from a member of management of Liati Capital, LLC that he will invest or loan funds in the next year from the issuance of this financial statement, to enable the Company to meet all financial and regulatory obligations.

b) The Company has reduced its expense obligations to sustain operations until such time as revenue generating opportunities arise.

LIATI Capital, LLC

Notes to the Financial Statements

December 31, 2020

5. COVID- 19 PANDEMIC IMPACT

The COVID-19 pandemic has developed rapidly in 2020, with a significant number of cases. Measures taken by various governments to contain the virus have affected economic activity. We have taken a number of measures to monitor and mitigate the effects of COVID-19, such as safety and health measures for our people (such as social distancing and working from home). At this stage, the impact on our business and results has not been quantified. Although, we anticipate that due to a lack of funding for new projects and services we expect that the pandemic will continue to affect our operations and the potential funding of new projects until the impact of the pandemic subsides. We will continue to follow the various government policies and advice and, in parallel, we will do our utmost to continue our operations in the best and safest way possible without jeopardizing the health of our people.

6. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, as defined, shall not exceed 1500 percent. At December 31, 2020, the Company's net capital of $72,575 was $67,575 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 57.93 percent. Accordingly, the Company was in compliance with the net capital rule at December 31, 2020.

7. CONTRACTS WITH CUSTOMERS

Contract related receivables amounted to $0 and $113,172 at December 31, 2020 and 2019, respectively. No contract assets or liabilities existed at December 31, 2020 and 2019.

8. CONCENTRATIONS AND DESEGREGATION OF REVENUES

Advisory services

All revenues during 2020 were earned in connection with one contract with one client, specifically to develop a renewable energy facility using wind farm technology on the Standing Rock Sioux Tribe Reservation which is located in Bismarck, North Dakota.

9. SUBSEQUENT EVENTS

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2020, and through February 25, 2021, the date of the issuance of this report. There have been no material subsequent events occurring during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2020.

SAMMET
Certified Public Accountants

Steven A. Sokol, CPA
Robert N. Kirschenblatt, CPA
Jennifer A. Terzian, CPA

Joel E. Sammet, CPA (1925-1968)
David R. Safer, CPA (1946-2007)
Bernard Turner, CPA (1958-2008)
Franklin M. Jacobson, CPA (1966-2011)
Jerome S. Grubin, CPA (1953-2018)

Report of Independent Registered Public Accounting Firm

Board of Directors and Managing Member
LIATI Capital, LLC

We have reviewed management's statements, included in the accompanying exemption from SEC Rule 15c3-3 report, in which (1) LIATI Capital, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which LIATI Capital, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraph (k)(2)(i), (the "exemption provisions") and (2) LIATI Capital, LLC stated that LIATI Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. LIATI Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about LIATI Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k), (2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Joel E. Sammet & Co LLP

New York, NY
February 25, 2020

LIATI

January 22, 2021

EXEMPTION FROM SEC RULE 15c3-3 REPORT

To our best knowledge and belief, we assert that we are exempt from SEC Rule 15c3-3(e) under the following exemption for the fiscal year ending December 31, 2020:

SEC Rule 15c3-3(k)(2)(i) which states that the reserve requirement provisions of SEC Rule 15c3-3 shall not be applicable to a broker or dealer:

(i) Who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customer through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of Liati Capital, LLC.

We met the exemption under SEC Rule 15c3-3(k)(2)(i) for the fiscal year ending December 31, 2020 without exception.

Michael W Geffrard

Michael Geffrard, CEO and President

SUPPLEMENTARY INFORMATION

LIATI Capital, LLC
Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2020

Schedule I:
Computation of Net Capital Under Rule 15c3-1

Total ownership equity from statement of financial condition	$ 103,712
Less: Ownership equity not allowable for net capital	0
Add: Subordinated Liabilities	0
Less: Deductions for non-allowable assets and other charges	31,137
Less: Haircuts on securities positions	0
NET CAPITAL	$ 72,575

Schedule II:
Computation of Basic Net Capital Requirement

6-2/3% of aggregate indebtedness	$ 2,803
Minimum dollar net capital requirement	$ 5,000
Net capital requirement (greater of the above two lines)	$ 5,000
Excess net capital (net capital less net capital requirement)	$ 67,575

Reconciliation With Company's Computation (included in Part II of Form X-17A-5 as of December 31, 2020)
There exists no differences between the preceding computation and the computation shown on the Company's unaudited Form X-17A-5 report, as of December 31, 2020.

Computation of Aggregate Indebtedness

Total aggregate indebtedness liabilities from statement of financial condition	$ 42,042
Percentage of aggregate indebtedness to net capital	57.93

LIATI Capital, LLC
Note to the Required Supplemental Schedules Pursuant to Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2020

The financial statements do not include the schedules of "Computation for Determination of Reserve Requirements under SEC Rule 15c-3-3" and "Information Relating to Possession or Control Requirements under SEC Rule 15c-3-3" by virtue of exemption provided by SEC Rule 15c3-3(k)(2)(i). Rule 15c3-3(k)(2)(i) applies because the Company carries no margin accounts; promptly transmits all customers funds and delivers all securities received in connection with its broker dealer activities; does not otherwise hold funds or securities for, or owe money and securities to, customers; and effectuates all financial transactions with customers through one or more bank accounts designated as "Special Account for the Exclusive Benefit of Customers" of the Company.